UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Annual Calendar of Corporate Events – Version 1

Company Information

Company’s Name

Banco Bradesco S.A.

Reference Period

2020

Investor Relations Officer, equivalent position or contact

name:	Eduardo Braga Poterio
email:	investidores@bradesco.com.br
telephone:	(0xx11) 2194-0921

Set dates for the disclosure of regular and eventual information

Completed Annual Financial Statements and Standardized Financial Statements, related to the fiscal year ended on December 31, 2019

2.5.2020

Reference Form, related to the current fiscal year

5.31.2020

Governance Information - Publicly-held Companies

7.31.2020

Quarterly Information – ITR

Regarding the 1st quarter	4.30.2020
Regarding the 2nd quarter	7.30.2020
Regarding the 3rd quarter	10.29.2020

Annual Shareholder’s Meeting
Sending of the Management Proposal	2.7.2020
Sending of the Call Notice	2.7.2020
Date of the Annual Shareholder’s Meeting (sending of the summary of the main resolutions or the minutes )	3.10.2020

Public Presentations with Analysts
Analyst Day	3.30.2020

Dec/2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.